                                  SCHEDULE 13D

                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 4)*

                            NETSOL INTERNATIONAL, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.001 par value
                         (Title of Class of Securities)

                                    64115A105
                                 (CUSIP Number)

                             JOHN C. KIRKLAND, ESQ.
                             Greenberg Traurig, LLP
                        2450 Colorado Avenue, Suite 400E
                         Santa Monica, California 90404
                                 (310) 586-7700
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 4, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d 1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO. 64115 A 105

(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         NetSol Shareholders Group, LLC
         ----------------------------------------------------------------------
         I.R.S. Identification No. --

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [x]
                                                                        (b) [ ]
         ----------------------------------------------------------------------
(3)      SEC USE ONLY

         ----------------------------------------------------------------------
(4)      SOURCE OF FUNDS*

         OO
         ----------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

         ----------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         Nevada
         ----------------------------------------------------------------------
                           (7)   SOLE VOTING POWER

  NUMBER OF                      1,000
   SHARES                 -----------------------------------------------------
 BENEFICIALLY              (8)   SHARED VOTING POWER
  OWNED BY
    EACH                         0
  REPORTING               -----------------------------------------------------
 PERSON WITH               (9)   SOLE DISPOSITIVE POWER

                                 1,000
                          -----------------------------------------------------
                          (10)   SHARED DISPOSITIVE POWER

                                 0
                          -----------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,000
         ----------------------------------------------------------------------
(12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN  SHARES*
                                                                            [ ]
         ----------------------------------------------------------------------

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
         ----------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*

         OO
         ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP NO. 64115 A 105


(1) NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Blue Water Master Fund, L.P.
         ----------------------------------------------------------------------
         I.R.S. Indentification No. - 98-0198093

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                        (b) [ ]
         ----------------------------------------------------------------------
(3)      SEC USE ONLY

         ----------------------------------------------------------------------
(4)      SOURCE OF FUNDS*

         OO
         ----------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                       [ ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
         ----------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         British Virgin Islands
         ----------------------------------------------------------------------
                           (7)     SOLE VOTING POWER

  NUMBER OF                        2,175,200
   SHARES                 -----------------------------------------------------
 BENEFICIALLY              (8)     SHARED VOTING POWER
  OWNED BY
    EACH                            0
  REPORTING               -----------------------------------------------------
 PERSON WITH               (9)     SOLE DISPOSITIVE POWER

                                   2,175,200
                          -----------------------------------------------------
                          (10)     SHARED DISPOSITIVE POWER

                                   0
                          -----------------------------------------------------

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,175,200
         ----------------------------------------------------------------------
(12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                            [ ]
         ----------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.5%
         ----------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*

         PN
         ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


                              CUSIP NO. 64115 A 105
                                    ---------

(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Blue Water Partners II, L.P.
         ----------------------------------------------------------------------
         I.R.S. Identification No. --

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [x]
                                                                        (b) [ ]
         ----------------------------------------------------------------------
(3)      SEC USE ONLY

         ----------------------------------------------------------------------
(4)      SOURCE OF FUNDS*

         OO
         ----------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

         ----------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
         ----------------------------------------------------------------------
                           (7)   SOLE VOTING POWER

  NUMBER OF                      277,400
   SHARES                 -----------------------------------------------------
 BENEFICIALLY              (8)   SHARED VOTING POWER
  OWNED BY
    EACH                         0
  REPORTING               -----------------------------------------------------
 PERSON WITH               (9)   SOLE DISPOSITIVE POWER

                                 277,400
                          -----------------------------------------------------
                          (10)   SHARED DISPOSITIVE POWER

                                 0
                          -----------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         277,400
         ----------------------------------------------------------------------
(12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN  SHARES*
                                                                            [ ]
         ----------------------------------------------------------------------

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.4%
         ----------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*

         PN
         ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


                              CUSIP NO. 64115 A 105
                                    ---------

(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         PSM International Limited
         ----------------------------------------------------------------------
         I.R.S. Identification No. - n/a

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]

                                                                        (b) [ ]
         ----------------------------------------------------------------------
(3)      SEC USE ONLY

         ----------------------------------------------------------------------
(4)      SOURCE OF FUNDS*

         OO
         ----------------------------------------------------------------------
(6)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

         ----------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         Isle of Man
         ----------------------------------------------------------------------
                           (7)   SOLE VOTING POWER

  NUMBER OF                      100,000
   SHARES                 -----------------------------------------------------
 BENEFICIALLY              (8)   SHARED VOTING POWER
  OWNED BY
    EACH                         0
  REPORTING               -----------------------------------------------------
 PERSON WITH               (9)   SOLE DISPOSITIVE POWER

                                 100,000
                          -----------------------------------------------------
                          (10)   SHARED DISPOSITIVE POWER

                                 0
                          -----------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         100,000
         ----------------------------------------------------------------------

(13)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN  SHARES*
                                                                            [ ]
         ----------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .9%
         ----------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*

         CO
         ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP NO. 64115 A 105

(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Dr. Henry Vogel
         ----------------------------------------------------------------------
         I.R.S. Identification No. n/a

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                        (b) [ ]
         ----------------------------------------------------------------------
(3)      SEC USE ONLY

         ----------------------------------------------------------------------
(4)      SOURCE OF FUNDS*

         OO
         ----------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                       [ ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

         ----------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
         ----------------------------------------------------------------------
                           (7)     SOLE VOTING POWER

  NUMBER OF                        463,240
   SHARES                 -----------------------------------------------------
 BENEFICIALLY              (8)     SHARED VOTING POWER
  OWNED BY
    EACH                            0
  REPORTING               -----------------------------------------------------
 PERSON WITH               (9)     SOLE DISPOSITIVE POWER

                                   463,240
                          -----------------------------------------------------
                          (10)     SHARED DISPOSITIVE POWER

                                   0
                          -----------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         463,240
         ----------------------------------------------------------------------
(12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                            [ ]
         ----------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.0%
         ----------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*

         IN
         ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1 SECURITY AND ISSUER

         The Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on April 26, 2001, by Blue Water Master Fund, L.P., a limited partnership formed in Curacao, Netherland Antilles, relating to the common shares, $.001 par value (the "Shares") of NetSol International, Inc., a Nevada Corporation (the "Issuer") as amended on April 27, May 14 and May 17, 2001, is hereby amended to furnish and restate the information set forth herein. The address of the principal executive offices of the Issuer is 24025 Park Sorrento, Suite 220, Calabasas, CA 91302.

ITEM 4   PURPOSE OF TRANSACTION

            BW Master Fund has called a special meeting of Stockholders (the "Special Meeting") for 9:00 a.m. on June 11, 2001 to be held at the offices of the Issuer at 24025 Park Sorrento, Suite 220, Calabasas, California, and at any adjournments, postponements or reschedules thereof. At the Special Meeting, the Group will seek to: (a) amend the Bylaws of the Issuer (the "Bylaws"), to increase the maximum number of directors from nine (9) to fifteen (15), and to change the number of authorized Directors of the Issuer from eight (8) to fifteen (15) directors (the "Board Increase"); and (b) to elect seven (7) new directors (the "New Directors") to fill the vacancies on the Board created by the Board Increase. The Group's current nominees (each a "Nominee" and, collectively, the "Nominees") to be New Directors are the following:

            1.       Jonathan D. Iseson
            2.       Gregory J. Martin
            3.       Peter R. Sollenne
            4.       Timothy J. Moynagh
            5.       Eddy Raymond Maria Verresen
            6.       Shelly Singhal
            7.       Donald L. Danks

            Each of the Nominees has been selected by the Group.

            In addition to seeking to amend the Bylaws and appoint the New Directors at the Special Meeting, the Group seeks to amend the Bylaws and appoint the New Directors by written consent.

            Neither the Group nor any of its members currently has any plans or proposals which relate to or could result in any merger, reorganization or liquidation, involving the Issuer, to sell or transfer a material amount of assets of the Issuer, nor produce any material adverse change in the present capitalization or dividend policy of the Issuer.

            This summary of the preliminary proxy statement does not purport to be complete and is qualified in its entirety by reference to the complete text of the preliminary proxy statement which is incorporated herein by reference to Amended Preliminary Proxy Statement ("Schedule 14A") filed by the Group with the SEC on June 4, 2001.

            Depending on the market price of the Shares and upon other conditions, Registrants may acquire additional Shares from time to time in the open market or otherwise or may seek to acquire Shares from the Issuer, at prices which Registrants may determine to be appropriate. In addition, depending upon market prices and other conditions, Registrants may dispose of Shares at any time and from time to time in the open market or otherwise at prices which Registrants may determine to be appropriate.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

(a) As of the close of business on May 11, 2001, Registrants may be deemed to beneficially own, in the aggregate, 3,016,840 Shares, representing approximately 25.7% of the Issuer's outstanding Shares (based upon the 11,731,440 Shares stated to be outstanding as of May 11, 2001, by the Issuer in the Issuer's Quarterly Report on Form 10-QSB, filed with the Securities and Exchange Commission on May 15, 2001).

(b) BW Master Fund has sole voting power and sole dispositive power with regard to 2,175,200 Shares. BW Partners has sole voting power and sole dispositive power with regard to 277,400 Shares. The limited partners of BW Master Fund are Blue Water Partners I, L.P. and Blue Water Fund, Ltd. Because they are the only limited partners of BW Master Fund, their ownership of interests in BW Master Fund may, under SEC interpretations, be deemed ownership of the securities owned by

BW Master Fund. Blue Water Partners I, L.P. and Blue Water Fund, Ltd. each specifically disclaims ownership of the securities described in this report. BW Partners holds title to and has sole power to vote or to direct the vote of 277,400 of the 2,452,600 Shares described in this filing. Blue Water Partners, L.L.C. is the general partner of each of BW Master Fund, and BW Partners, and as such may, under SEC interpretations, be deemed a beneficial owner of the securities held by the partnerships. Blue Water Partners, L.L.C. specifically disclaims ownership of the securities described in this report. Blue Water Partners, L.L.C. ("BW Partners, LLC") is the investment manager, and exercises sole voting and dispositive power over BW Master Fund, BW Partners, Blue Water Partners I, L.P. and Blue Water Fund, Ltd. Jonathan D. Iseson is the sole owner of JDI Management Corp., the managing member of BW Partners, LLC, and as a result, Mr. Iseson exercises sole voting and dispositive power over the portfolios owned by entities managed by BW Partners, LLC, and as such may, under SEC interpretations, be deemed a beneficial owner of the securities held by the partnerships. JDI Management Corp. specifically disclaims ownership of the securities described in this report. Jonathan D. Iseson holds a controlling interest in JDI Management Corp., is the President of JDI Management Corp. and as such may, under SEC interpretations, be deemed a beneficial owner of the securities held by the partnerships. Jonathan D. Iseson specifically disclaims ownership of the securities described in this report.

PSM has sole voting power and sole dispositive power with regard to 100,000 Shares. PSM had a consulting agreement with the Issuer for a term of one year which expired in August, 2000. Dr. Vogel has the sole voting power and sole dispositive power with regard to 463,240 Shares. The Group has sole voting power and dispositive power with regard to 1,000 shares.


(c) The following table sets forth all transactions with respect to Shares effected by any of the Registrants during the past sixty (60) days. All such transactions were effected in the open market, and exclude commissions paid.

 SHAREHOLDERS  NO. OF SHARES PURCHASE   NO. OF SHARES SOLD  DATE OF TRANSACTION
 ------------  ----------------------   ------------------  -------------------
    Group             100                                      May 10, 2001
------------------------------------------------------------------------------
    Group             250                                      May 11, 2001
------------------------------------------------------------------------------
    Group             650                                      May 11, 2001
------------------------------------------------------------------------------

(d)         Not applicable

(e)         Not applicable

                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 4, 2001

BLUE WATER MASTER FUND, L.P.

By:  Blue Water Partners, L.L.C.
Its: General Partner

         By:  JDI Management Corp.
         Its: Principal

                  /s/   JONATHAN D. ISESON
                  ----------------------------------
                  By:  Jonathan D. Iseson
                           Its Principal






BLUE WATER PARTNERS II, L.P.

By:  Blue Water Partners, L.L.C.
Its: General Partner

         By:  JDI Management Corp.
         Its: Principal

                  /s/   JONATHAN D. ISESON
                  ----------------------------------
                  By:  Jonathan D. Iseson
                           Its Principal




PSM INTERNATIONAL LIMITED

By:

/s/ GRAEME GLEW
----------------------------------
Name: Graeme Glew
Its: Managing Director


/s/ DR. HENRY VOGEL
----------------------------------
Dr. Henry Vogel



NETSOL SHAREHOLDERS GROUP, LLC

By:  Blue Water Master Fund, L.P.
Its: Manager

         By:  Blue Water Partners, LLC
         Its: General Partner

                  /s/   JONATHAN D. ISESON
                  ----------------------------------
                  By:  Jonathan D. Iseson
                  Its: Principal